
03052365


SEC MAIL PROCESSING
RECEIVED
OCT 3 0 2003
WASH. D.C. 188 SECTION

CM

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-16687 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 09/01/02 (MM/DD/YY) AND ENDING 08/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. F. O' REILLY, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 GODWIN AVENUE, SUITE 310
(No. and Street)

| MIDLAND PARK | NEW JERSEY | 07432 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EUGENE F. O'REILLY 201-493-7093
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD J. SHEELER, CPA
(Name – *if individual, state last, first, middle name*)

| 544 LAFAYETTE AVENUE | HAWTHORNE | NEW JERSEY | 07506 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
NOV 04 2003
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, EUGENE F. O' REILLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. F. O'REILLY, INC., as of AUGUST 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# E. F. O' REILLY, INC.

## INDEX TO FINANCIAL STATEMENTS

## AUGUST 31, 2003

# Richard J. Sheeler & Co., LLP

Certified Public Accountants and Consultants

Richard J. Sheeler C.P.A./M.B.A.
Joanne Angiolini, C.P.A.

542-544 Lafayette Avenue
Hawthorne, New Jersey 07506-2423
Phone: (973) 304-0026
Fax: (973) 304-0062
E-Mail: RJSCPA@aol.com

To The Board of Directors of
E. F. O'Reilly, Inc.
700 Godwin Avenue, Suite 310
Midland Park, NJ 07432

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying Statement of Financial Condition of E. F. O'Reilly, Inc. as of August 31, 2003, and the related statement of income, expenses and retained earnings and the statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. F. O'Reilly, Inc. as of August 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.



Richard J. Sheeler, CPA

Hawthorne, New Jersey
October 16, 2003

# E. F. O'REILLY, INC.

## STATEMENT OF FINANCIAL CONDITION

## AUGUST 31, 2003

| | | |
|---|---|---|
| Cash in Bank | | $ 19,860 |
| Receivables from Broker and Dealers | | |
| a. Clearance Account | $ 84,298 | |
| b. Other | -0- | 84,298 |
| Securities Owned at Market Value | | |
| Exempted Securities | | |
| a. U.S. Treasury Obligations | 267,843 | |
| Money Market Fund | | |
| b. Other Securities | 688 | 268,531 |
| Furniture and Equipment-Net of Depreciation | | -0- |
| Other Assets | | 1,400 |
| Total Assets | | $ 374,089 |

## LIABILITIES AND OWNERSHIP EQUITY

| | |
|---|---|
| Accounts Payable, Accrued Liabilities, Expenses and Other | $ 18,147 |
| Clearance Account | 391 |
| Total Liabilities | 18,538 |
| Total Ownership Equity | $ 355,551 |
| Total Liabilities And Ownership Equity | $ 374,089 |

See Independent Auditor's Report.

E.F. O'REILLY, INC.

STATEMENT OF INCOME, EXPENSES AND RETAINED EARNINGS

FOR THE YEAR SEPTEMBER 1, 2002 TO AUGUST 31, 2003

| | |
|---|---|
| Revenue: | |
| Commissions | $ 304,163 |
| Profit on Firm Securities Trading | (2,216) |
| Other Revenues | 5,308 |
| Total Revenue | 307,255 |
| Expenses: | |
| Payroll | 149,019 |
| Payroll Taxes | 13,585 |
| Clearance Fees and Charges | 51,001 |
| Communications | 28,105 |
| Dues, Charges and Exchange Fees | 8,926 |
| Insurance | 22,220 |
| Professional Fees | 10,550 |
| Rent | 16,800 |
| Research Expenses | 2,998 |
| Stationery, Printing and Office Expenses | 11,175 |
| Sundry Other | 2,873 |
| Total Expenses | 317,252 |
| Net Gain (Loss) | (9,997) |
| Retained Earnings – September 1, 2002 | 409,289 |
| Retained Earnings – August 31, 2003 | 399,292 |

See Independent Auditor's Report.

# E.F. O'REILLY, INC.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED AUGUST 31, 2003

## INCREASE (DECREASE) IN CASH POSITIONS

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net Gain (Loss) | | $ (9,997) |
| Non-Cash Items Included in Net Loss | | |
| Depreciation | | 1,202 |
| (Increase) Decrease in Operating Assets: | | |
| Receivable from Brokers and Dealers | $ 22,951 | |
| Securities Owned at Market Value | (18,194) | 4,757 |
| Increase (Decrease) in Operating Liabilities: | | |
| Accounts Payable, Accrued Liabilities, Expenses and Other | | 829 |
| Net Change in Other Assets: | | |
| Security Deposit (Net) | | -0- |
| Cash decreased due to Operating Activities | | (3,209) |
| Cash – September 1, 2002 | | 23,069 |
| Cash – August 31, 2003 | | $ 19,860 |

See Independent Auditor's Report.

E.F. O'REILLY, INC.

STATEMENT OF CHANGES IN OWNERSHIP EQUITY

FOR THE YEAR SEPTEMBER 1, 2002 TO AUGUST 31, 2003

| | |
|---|---|
| Balance – September 1, 2002 | $ 365,548 |
| Net (Loss) for the year | (9,997) |
| Balance – August 31, 2003 | $ 355,551 |

See Independent Auditor's Report

E.F. O'REILLY, INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2003

**Note 1 Significant Accounting Policies**

Security transactions and the recognition of the related income and expenses are recorded on a settlement date basis, which is generally three business days after trade date for securities transactions and one day after trade date for option transactions. There is no material difference between trade and settlement date.

Depreciation on furniture and equipment is based upon the straight line method over ten (10) years.

**Note 2 Stockholders' Equity – Capital Stock**

Authorized:
800,000 shs. Class 'A' voting stock – par value $ .15
200,000 shs. Class 'B' non-voting stock par value $ .15

| Issued: | |
|---|---|
| 229,562 shs. Class 'A' | $ 34,434 |
| 99,000 shs. Class 'B' | 14,850 |
| Amount paid in over par value | 6,975 |
| Retained Earnings | 399,292 |
| | 455,551 |
| Less – Treasury Stock | 100,000 |
| Stockholders' Equity | $ 355,551 |

**Note 3 Commitments and Contingencies**

The corporation is located at 700 Godwin Avenue, Midland Park, NJ and pays $1,400 rent monthly.

Eugene F. O'Reilly has advised us that there are no lawsuits against the corporation at this time.

**Note 4 Profit Sharing Plan**

The corporation has a defined contribution profit sharing plan. No provision has been made for 2002 nor as yet for 2003.

**Note 5 Net Capital Requirement**

As a registered broker-dealer, the Corporation is subject to Rule 15c 3-1 of the Securities and Exchange Commission. Said rule specifies that the Corporation's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At August 31, 2003 the Corporation's capital ratio was 5.23 to 1 and its net capital exceeded requirements by $ 254,137.

See Independent Auditor's Report.

E.F. O'REILLY, INC.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

FOR THE YEAR SEPTEMBER 1, 2002 TO AUGUST 31, 2003

| | |
|---|---|
| Balance – September 1, 2002 | -0- |
| Changes during year | -0- |
| Balance – August 31, 2003 | -0- |

See Independent Auditor's Report.

E.F. O'REILLY, INC.

COMPUTATION OF NET CAPITAL

AUGUST 31, 2003

| | | | |
|---|---|---|---|
| 1. | Total Ownership Equity | | $ 355,551 |
| 6. | Deductions | | |
| | A. Non-Allowable Assets: | | |
| | Furniture and Equipment | $ -0- | |
| | Other Assets | 1,400 | 1,400 |
| | | | 354,151 |
| 8. | Net Capital before Haircuts | | |
| 9. | Haircuts: | | |
| | U.S. Treasuries | $ -0- | |
| | Money Market Funds | -0- | |
| | Other Securities | 14 | 14 |
| 10. | Net Capital | | $ 354,137 |
| | **Computation of Basic Net Capital** | | |
| 11. | Minimum net capital- 6 2/3% of line 19 | | $ 1,235 |
| 12. | Minimum dollar net capital | | $ 100,000 |
| 13. | Net capital requirements | | $ 100,000 |
| 14. | Excess net capital | | $ 254,137 |
| 15. | Excess net capital @ 1000% | | $ 352,283 |
| | **Computation of Aggregate Indebtedness** | | |
| 16. | Total aggregate indebtedness | | $ 18,538 |
| 19. | Total aggregate indebtedness | | $ 18,538 |
| 20. | Percentage of aggregate indebtedness to net capital | | $ 5.23% |

See Independent Auditor's Report.

# E.F. O'REILLY, INC.

## COMPUTATION OF DIFFERENCE OF NET CAPITAL

## BETWEEN CORPORATION FOCUS AND AUDITED STATEMENT

## AUGUST 31, 2003

| | |
|---|---|
| Net capital per corporation's focus | $ 354,137 |
| Adjustments | |
| Haircut difference | -0- |
| Net capital per audit report | $ 354,137 |

See Independent Auditor's Report.

E.F. O'REILLY, INC.

EXEMPTION PROVISION UNDER RULE 15C3-3

AUGUST 31, 2003

The Corporation is exempt from the provisions of 15c3-3 under the Securities and Exchange Act of 1934 in that the Corporation's activities are limited to those set forth in the conditions for exemption appearing in paragraph C (k) (2) (ii) of that rule.

See Independent Auditor's Report.

## STATEMENT RE MATERIAL INADEQUACIES UNDER RULE 17a5 – (j)

## AUGUST 31, 2003

There were no material inadequacies as of the date of the previous audit, nor have any been found to exist nor found to have existed since that date.

See Independent Auditor's Report.

Richard J. Sheeler & Co., LLP

Certified Public Accountants and Consultants

Richard J. Sheeler C.P.A./M.B.A.
Joanne Angiolini, C.P.A.

542-544 Lafayette Avenue
Hawthorne, New Jersey 07506-2423
Phone: (973) 304-0026
Fax: (973) 304-0062
E-mail RJSCPA@aol.com

October 16, 2003

To The Board of Directors of
E. F. O'Reilly, Inc.
700 Godwin Avenue, Suite 310
Midland Park, NJ 07432

In planning and performing our audit of the financial statements of E.F. O'Reilly, Inc. for the year ended August 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a –5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 (k) (2) (b). We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Richard J. Sheeler, CPA

Hawthorne, New Jersey
October 16, 2003